200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411

September 7, 2007

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-08590

Dear Mr. Hiller:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated August 14, 2007. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Confidential Treatment Pursuant to Rule 83 of FOIA

is Requested by Murphy Oil Corporation

for the Reply to Question 1 (000001 through 000002)

1.	We have reviewed the supplemental information you provided in response to prior comment four of our letter dated June 28, 2007. There are four forecasts which we need more information to understand your forecast of future production. Included in these are the following wells:

•	Habanero OCS G 15879 Well 2A: Why flat for a year and then a flatter decline than previously?

•	Green Canyon 679 & 680 OCS G 21811 Well 679 #3. Why flat for a year and then instantaneous increase of 1,000 barrels per day?

•	Miss Canyon 289 OCS 21752 Well 1 ST2: Why flat for a year before decline?

•	Miss Canyon 538 & 582 Medusa OCS G 16614 Well A-1B: Why flat for two years?

FAX (870) 864-6373	TLX 53-6210

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

September 7, 2007

Confidential Treatment Pursuant to Rule 83 of FOIA

is Requested by Murphy Oil Corporation

for the Reply to Question 2 (000001 through 000002)

2.	There are three forecasts which appear to be show more favorable production trends than that indicated by historical performances. Included are the following wells:

•	Habanero OCS G 15879 Well 2A

•	Green Canyon OCS G 21790 Well A-8 S1

•	Green Canyon OCS G 21811 Well 679 #1ST 3

Please provide additional information to support these forecasts of future production.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer